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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Multi-Market Radio, Inc.
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   625432109
                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 13, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement . / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 625432109                                       Page 2 of 9 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GABRIEL CAPITAL, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                      7      SOLE VOTING POWER
     NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               103,582
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON
        WITH          10     SHARED DISPOSITIVE POWER

                             103,582

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         103,582

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%

14       TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 625432109                                            Page 3 of 9 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARIEL FUND LIMITED

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

                      7      SOLE VOTING POWER
     NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               152,773
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON
       WITH           10     SHARED DISPOSITIVE POWER

                             152,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,773

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 625432109                                            Page 4 of 9 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARIEL MANAGEMENT CORP.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                      7      SOLE VOTING POWER

                             16,945
      NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               152,773
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                 16,945

                      10     SHARED DISPOSITIVE POWER

                             152,773

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         169,718

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 625432109                                            Page 5 of 9 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. EZRA MERKIN

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                      7      SOLE VOTING POWER

     NUMBER OF               16,945
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH                 256,355
     REPORTING
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH
                             16,945

                      10     SHARED DISPOSITIVE POWER

                             256,355

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         273,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

                  This Amendment No. 1 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule") with regard to Class A Common Stock of Multi-Market Radio, Inc.

Item 3.           Source and Amount of Funds

                  The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

                  Gabriel purchased an aggregate of 103,582 shares of Class A Common Stock at an aggregate cost of $1,058,108.37 using its own funds. Ariel Fund purchased an aggregate of 152,773 shares of Class A Common Stock at an aggregate cost of $1,560,640.04 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 16,945 shares of Class A Common Stock at an aggregate cost of $173,094.24 using the funds of such account. See Item 5.

Item 5.           Interest in Securities of the Issuer

                  The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

                  (a) and (b) Gabriel is the beneficial owner of 103,582 shares of Class A Common Stock, for a total beneficial ownership of 3.2% of the outstanding shares of Class A Common Stock.

                  Ariel Fund is the beneficial owner of 152,773 shares of Class A Common Stock, for a total beneficial ownership of 4.7% of the outstanding shares of Class A Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 152,773 shares of Class A Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 16,945 shares of Class A Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 169,718 shares of Class A Common Stock, or 5.3% of the outstanding shares of Class A Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 103,582 shares of Class A Common Stock owned by Gabriel. In addition, as the sole shareholder and president of

Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 152,773 shares of Class A Common Stock owned by Ariel Fund and the 16,945 shares of Class A Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 273,300 shares of Class A Common Stock, or 8.5% of the outstanding shares of Class A Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 3,216,500 outstanding shares of Class A Common Stock represented by the Issuer to have been outstanding as of April 15, 1996.

                  (c) Schedule I indicates the transactions effected by the Reporting Persons during the period from June 6, 1996 through the date hereof. All such trades were effected through the public markets.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GABRIEL CAPITAL, L.P.

                                  By: /s/ J. Ezra Merkin
                                      --------------------------
                                  Name: J. Ezra Merkin
                                  Title: General Partner


                                   ARIEL FUND LIMITED

                                   By: MEESPIERSON MANAGEMENT
                                       (CAYMAN) LIMITED

                                   By: /s/ C. Anthony Mellin, Martin Byrne
                                       -----------------------------------
                                   Name: C. Anthony Mellin, Martin Byrne
                                   Title: Director, Assistant Secretary


                                   ARIEL MANAGEMENT CORP.

                                   By: /s/ J. Ezra Merkin
                                       ----------------------
                                   Name:  J. Ezra Merkin
                                   Title: President


                                   /s/ J. Ezra Merkin
                                   -----------------------
                                   J. EZRA MERKIN
Dated: June 19, 1996

                                  SCHEDULE I

        Purchases of Class A Shares of Common Stock After June 6, 1996

                                                        Number of Shares
                         Aggregate             ---------------------------------
                          Dollar               Aggregate
                          Amount    Price Per   Share    Ariel           Private
     Date                (w/comm)     Share     Amount   Fund    Gabriel Account
 ------------            ---------  ---------  --------- -----   ------- -------
 Balance as of
 June 6, 1996        $1,971,001.33             194,000  108,445  73,527  12,028
================================================================================
 June 7, 1996           $50,231.25   10.03125    5,000    2,795   1,895     310
 June 7, 1996           $80,490.00   10.03125    8,000    4,472   3,032     496
 June 10, 1996          $40,310.00    10.0625    4,000    2,236   1,516     248
 June 11, 1996          $50,387.50    10.0625    5,000    2,795   1,895     310
 June 12, 1996          $51,250.00      10.25    5,000    2,795   1,895     310
 June 13, 1996          $56,457.50      10.25    5,500    3,074   2,085     341
 June 13, 1996          $51,875.00     10.375    5,000    2,795   1,895     310
 June 14, 1996         $219,650.08    10.5451   20,800   11,627   7,883   1,290
 June 17, 1996         $115,665.00       10.5   11,000    6,149   4,169     682
 June 18, 1996         $104,525.00    10.4375   10,000    5,590   3,790     620
================================================================================
 Aggregate Net
 Purchases June 7,
 1996 through
 June 18, 1996         $820,841.33              79,300   44,328  30,055   4,917
- --------------------------------------------------------------------------------
 Balance as of
 June 19, 1996              - -         - -    273,300  152,773 103,582  16,945
================================================================================